Filed by ReserveOne Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReserveOne Holdings, Inc.

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 333-291982

Date: January 8, 2026

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On January 8, 2026, ReserveOne made the below communication on its X accounts.

Jaime Leverton, Chief Executive Officer of ReserveOne, and Sebastian Bea, President and Chief Investment Officer of ReserveOne, were interviewed on Bitcoin Treasuries with Tim Kotzman Podcast. The excerpt of the transcript is provided below.

……

Jaime: I sit on the board of Riot Platforms as well as New West Data, Synteq Digital, and Vertical Data. So a mix of, companies in the digital asset space and in the high performance computing space. And this spring, I started the new venture as the founding CEO here at ReserveOne, which is based in New York. We announced our business combination agreement in July, as well as the raising of our PIPE, which was 750 million. And we are going through the process of, working through the SEC to get approval, which will hopefully happen in Q1. And then at that time, we fund and deploy our strategy, which I’ll let Sebastian touch on.

……

Host: Can one or both of you talk a little bit about how all of this kind of came together? The series of conversations and serendipities or accidents, designs?

Jaime: Very much. A series of relationships, serendipity, all of it certainly, played into it. We’re blessed to have, a highly engaged, diversified, board of directors, proposed board of directors, which includes Chinh Chu from CC Capital, Reeve Collins, one of the co-founders of Tether. Myself, obviously. John D’Agostino, head of strategy for Coinbase. Wilbur Ross, former Commerce Secretary. Gabriel Abed, who’s the chair of the board of the world’s largest crypto exchange. And we’ve all interacted in one way or another over, over the last number of years. And really the opportunity for us to to come together and, and build something truly unique in this space at a time when the regulatory environment in the United States was changing in such a profound way and really creating an entry point where people like Wilbur Ross and Chinh Chu felt like it was it was their time just to start looking at, exploring and ultimately getting involved in the space. And we were really inspired by what we were seeing from the Fed. So the Strategic Bitcoin Reserve makes up a really fundamental part of our strategy, expecting to, to have about 80% of our asset base held in Bitcoin. And then the Digital Asset Stockpile, which where the fed is, has signaled their intention to maintain a few of the assets that they confiscate, that they think have real value for appreciation over time. They’ve named Solana, Ethereum, ADA and XRP. So that’s our intention to hold in in the 20% alt sleeve. All of our assets will be put to work. And as far as the alts go we determined the weighting. And so we’re overweight Ethereum and Solana, based on their free flow market cap and their ability to generate yield. And then we’ve also embedded in the structure the opportunity to allocate up to 10% of our AUM into venture opportunities that support the ecosystem and really support what we’re doing on either side of our space, whether it’s on the accumulation side or the yield side.

Host: Got it. Anything to add and maybe to go into for someone that’s like, okay, ReserveOne. I know the name sure, and or I like the name.

Jaime: It’s good! It’s good people know the name. I like the name. It’s a great name.

Host: But if there’s, a product, a service or both, like, maybe the, like the elevator pitch or the kind of like, this is what it is.

Sebastian: Yeah.

Sebastian: So at the highest level, it’s a diversified digital asset treasury that allows you to only upgrade. Right? Everyone can see that money and, investing and spending are all being upgraded. Right. But do you want to own one singular. Most people would like to diversify if they can, to own this entire upgrade. And we say that term because it really fits with the ultimate portfolio as Jaime mentioned, we have both a liquid portfolio Bitcoin, Ethereum, Solana, ADA or Ripple, and also the ability to do private investments. So what are we doing to private investments primarily in venture. Right. So we can be early into these new protocols that are driving this upgrade. So between both the liquid portfolio and the illiquid portfolio, you get one vehicle, one company that is seeking to deliver that upgrade. And for investors, that’s a pretty attractive proposition, especially as we think about what’s going to happen in the next couple of years. Right. Do you want to end up owning five, 10 or 15 DATs? Probably not, right. You probably want to have one team that’s, seen a couple cycles, knows the crypto ecosystem and the asset management ecosystem. They can bring it all to bear in one efficient vehicle.

Jaime: Yeah. As well as the experience that we have with TradFi and government regulatory.

I think it’s a really unique combination of skills that we’ve pulled together to really allow an investor, to have access to the upgrade in one equity. And if you if you think about back when I started at Hut in 2020, and Hut 8 myself as CEO, we’re, we’re the first public miner to say we’re no longer selling the bitcoin that we mine we’re going to we’re going to hoddle for the foreseeable future. Really kind of kicking off the early days of what is now a much bigger market. And certainly most of the public miners followed suit, pretty shortly thereafter, which was in 2021. And so and the investors were coming to the to publicly traded miners at that time because they wanted exposure to, to bitcoin exposure, to crypto, but they wanted it in a way that they were comfortable with, they wanted it in the form of an equity, they wanted to use their traditional broker. They wanted it in their existing portfolio. And so that was the best proxy that they had, and in order to do that was the miners. And then that strategy came along. And so when we think about what we built here at ReserveOne, it’s a more sophisticated route to actually get that same access to a more diversified portfolio. People that are more want exposure to the ecosystem. But again, in that in that’s more, bite sized consumable fashion that they’re used to as a, as, as pure equity that is in their traditional financial vehicles.

Host: What would be the spectrum and maybe the lower band on clients for ReserveOne.

Jaime: Well, our investors are our clients, so, any and all demographics of investors are welcome. I think it’s more likely that we would, resonate with newer investors to this space. The more people that have kind of dipped their toes in, but want something a little bit more diversified, a little bit more, a little bit more exposure, the crypto curious, perhaps, that are looking for, for a leadership team like ours that is seasoned and, diversified between traditional finance and the digital asset space.

……

Sebastian: I think that’s not well priced right now.

Jaime: Or well understood.

Sebastian: Yeah.

Host: Where’s the best place for people to reach out to you, find you online. That sort of a thing.

Jaime: We are. We are very easy to find. ReserveOe.com. We’re on socials. Sebastian and I both have very unique, name spellings. So easy to find us on LinkedIn, on Twitter. Feel free to reach out to us anytime. We’re happy to engage directly with community and answer any questions.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco and ReserveOne filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement of M3-Brigade and a prospectus in connection with the Proposed Business Combination (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and other relevant materials filed or that will be filed with the SEC. Information regarding the directors and executive officers of M3-Brigade and their ownership of M3-Brigade securities is set forth in the sections entitled “Directors, Officers and Corporate Governance of M3-Brigade Prior to the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. Information regarding the directors and executive officers of Pubco and their ownership of Pubco securities upon consummation of the Proposed Business Combination is set forth in the sections entitled “Management of Pubco Following the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements,” which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding ReserveOne, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of ReserveOne and Pubco, expected operating costs of Pubco, ReserveOne and its subsidiaries, the upside potential and opportunity for investors, ReserveOne’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and ReserveOne’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company;

●	risks related to ReserveOne’s anticipated business plan and strategy that ReserveOne expects to implement upon consummation of the Proposed Business Combination, including the risk that ReserveOne’s business strategy may change significantly in the future, including moving away from its currently intended focus on crypto-related activities;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the Registration Statement, the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as otherwise required by applicable law, none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3-Brigade or any other person that the events or circumstances described in such statement are material.